Exhibit 10.31

TRIPATH IMAGING, INC.

DIRECTOR COMPENSATION AT MARCH 31, 2005

On January 26, 2005, the Compensation Committee approved a director compensation package for non-management directors who beneficially own less than 3% of the Company’s outstanding common stock, to be effective January 1, 2005. The chairs of the Company’s Audit Committee, Compensation Committee and Nominating and Governance Committee will receive an annual fee of $5,000, payable quarterly, for service as committee chair. Non-management directors will receive $15,000 per year for service as a director, payable quarterly, plus a per board meeting fee of $2,500 and a per committee meeting fee of $1,000, plus reimbursement of reasonable expenses incurred in connection with attending or otherwise participating in meetings of the directors and committees of the board.

In addition, non-management directors who beneficially own less than 3% of the Company’s outstanding common stock receive compensation for their service on the board pursuant to the Company’s 1997 Director Stock Option Plan. The Board of Directors may by resolution determine that any otherwise eligible director shall not receive grants of stock options under the 1997 Director Plan. Each time an Eligible Director is elected or re-elected, such director will be granted automatically an option to purchase 30,000 shares of our common stock. Such options become exercisable in thirty-six (36) equal monthly installments on the last day of each month, if and only if the director is still serving on the Company’s Board of Directors at the opening of business on that day. Each option has a term of ten years. The exercise price for each option is equal to the last reported sales price for the Company’s common stock on the business day immediately preceding the date of grant, as reported on the Nasdaq National Market. The exercise price may be paid in cash, shares of common stock or a combination of both.